Bigfoot Project Investments, Inc.

570 El Camino Real NR-150

Redwood City, CA 94063

January 20, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Registration Statement on Form S-1

Filed December 11, 2014

File No. 333-186706

Dear Loan Lauren P. Nguyen:

We are in receipt of the response dated January 15, 2015 and are responding to each item in turn.

Business, page 19

Our Bosko Contract projection, page 26

1.

We note your response to our prior comment 5 and the statement that you have removed the disclosure from the prospectus. However, we could not locate the revised disclosures. Based on your historical operations and revenue, you do not appear to have a reasonable basis to include this projected financial information. Please remove the revenue projections from the Bosko Group included on pages 26 through 28. Please remove comparable disclosure from the Management's Discussion and Analysis or Plan of Operation section on pages 34 through 37 accordingly.

We have removed all projected revenue charts in the sections mentioned.

Management’s Discussion and Analysis or Plan of Operation, page 31

Plan of Operations, page 31

2.

We note your response to our prior comment 6 and your revised disclosures on pages 31 through 32. In the discussion of each of your planned activities, include specific information regarding the timelines and associated costs accompanying each proposed step in your business plan. If alternate plan of operations will be pursued at different funding levels (10%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operations.

The disclosure has been changed as follows:

Plan of Operation

Use of proceeds from this offering will vary based on the level of response from the market.

If we have limited response from the market and only reach the 10% level from the offering our plans will include the production of additional DVD merchandise of the products already produced, two to three expeditions to gather more evidence and more footage for additional productions, additional advertising to market our products that have been popular with the market and the satisfaction of anticipated expenses related to the daily operations of the business.

Bosko DVD Costs at the 10% level ($27,200) will allow us to produce approximately 50,000 DVDs for sale on the current markets and will extend the contract through 2016.

SFBI Expedition Projects at the 10% level ($37,935) will allow the Company to fund two to three expeditions to investigate creature activity in areas where the creature has been sited. The expedition team will research a listing of previously identified “hot spots” and determine the locations and timing of the expeditions for the purpose of collecting evidence and footage for future film productions.

We expect the legal and accounting expenses to be consistent regardless of the level of funding that we experience. Our expected legal and accounting fees will result from the continued filing requirements for public companies. Included in these expenses are the annual audit, review of quarterly filings and legal advice on matters that arise from continued operations.

Distribution Contracts DVD/VOD Projects at the 10% level ($125,000) will allow us to extend our current advertising contract into 2016 and allow us to provide our products through virtual markets such as video streaming and additional development of our website.

Bigfoot Project Investments Inc. Operating Expenses at the 10% level ($23,865) will provide us the funds to pay hosting, bookkeeping, merchant account fees, storage fees and other periodic operating expenses.

Contingencies Less than 4% at the 10% level ($11,000) will provide us with a cushion for unexpected expenses such as additional expenses incurred from an extended expedition or other costs that are unusual or unexpected.

In the event that the response is at the 50% level of the offering we anticipate increasing the number of expeditions to four we will also produce additional DVD merchandise, and increase our advertising efforts to expand our market, production of at least one new documentary film to place on the market will also be pursued, and we will satisfy the anticipated expenses related to the daily operations for the business.

Bosko DVD Costs at the 50% level ($66,300) will allow us to produce approximately 120,000 DVDs for sale on the current markets and will extend the contract through 2017.

SFBI Expedition Projects at the 50% level ($56,903) will allow the Company to fund three to four expeditions (depending on the locations) to investigate creature activity in areas where the creature has been sited. The expedition team will research previously identified “hot spots” and determine the locations and timing of the expeditions for the purpose of collecting evidence and footage for future film productions.

We expect the legal and accounting expenses to be consistent regardless of the level of funding that we experience. Our expected legal and accounting fees will result from the continued filing requirements for public companies. Included in these expenses are the annual audit, review of quarterly filings and legal advice on matters that arise from continued operations.

Bigfoot 3D Movie Project at the 50% level ($200,000) will allow us to develop the concept of the production of a Bigfoot Movie that will be shot to produce a 3D film. This project has been thoroughly researched and management feels that it will be a welcome addition to our current film offerings. The script has been drafted and actors have expressed interest in performing in the production. In the event that this funding level is attained, additional funds will be required to complete this project. Management has tentative confirmation that the additional funds required to complete the project can be secured from private sources.

New Movie Projects at the 50% level ($300,000) will allow us to develop new documentary productions similar to the films already on the market. Management believes that new films will add to our portfolio and potentially add additional revenue. As additional films are produced we will market them with the current films as continuations of the documentaries we already have on the market.

Distribution Contracts DVD/VOD Projects at the 50% level ($350,000) will allow us to extend our current advertising contract into 2017 and allow us to provide our current and additional products through virtual markets such as video streaming and additional development of our website.

Advertising/PR Campaign for DVD/VOD Movies at the 50% level ($200,000) will allow us to expand our marketing program into new markets. We will explore the marketability of our products in other markets and focus on the areas that according to our research will provide the best market for our products.

Bigfoot Project Investments Inc. Operating Expenses at the 50% level ($50,000) will provide us the funds to pay hosting, bookkeeping, merchant account fees, storage fees and other periodic operating expenses. Management feels that the expenses related to normal operations will increase with the activity related to monitoring the expenditure categories and has increased the anticipated expense amount to allow for that.

Contingencies Less than 4% at the 50% level ($51,797) will provide us with a cushion for unexpected expenses such as additional expenses incurred from an extended expedition or other costs that are unusual or unexpected.

At the 75% funding level we plan to start the production of the Bigfoot 3D Movie Project and will explore new scripts for other movies, we will also increase the level of production for the merchandise that is already market available, six to seven expeditions will be planned and executed, additional advertising and marketing contracts will be pursued and we will satisfy the anticipated expenses related to the daily operations of the business.

Bosko DVD Costs at the 75% level ($99,450) will allow us to produce approximately 180,000 DVDs for sale on the current markets, expand to other markets extend the contract through 2017.

SFBI Expedition Projects at the 75% level ($85,354) will allow the Company to fund six to seven expeditions (depending on the locations) to investigate creature activity in areas where the creature has been sited. The expedition team will research previously identified “hot spots” and determine the locations and timing of the expeditions for the purpose of collecting evidence and footage for future film productions.

We expect the legal and accounting expenses to be consistent regardless of the level of funding that we experience. Our expected legal and accounting fees will result from the continued filing requirements for public companies. Included in these expenses are the annual audit, review of quarterly filings and legal advice on matters that arise from continued operations.

Bigfoot 3D Movie Project at the 75% level ($350,000) will allow us to fully develop the concept of the production of a Bigfoot Movie that will be shot to produce a 3D film. This project has been thoroughly researched and management feels that it will be a welcome addition to our current film offerings. The script has been drafted and actors have expressed interest in performing in the production. This level of funding will allow us to select actors and start production of the movie. In the event that this funding level is attained, additional funds will be required to complete this project. Management has tentative confirmation that the additional funds required to complete the project can be secured from private sources.

New Movie Projects at the 75% level ($400,000) will allow us to develop new documentary productions similar to the films already on the market. Management believes that new films will add to our portfolio and potentially add additional revenue. As additional films are produced we will market them with the current films as continuations of the documentaries we already have on the market.

Distribution Contracts DVD/VOD Projects at the 75% level ($525,000) will allow us to extend our current advertising contract into 2017 and allow us to provide our current and additional products through virtual markets such as video streaming and additional development of our website. It will also allow us to pursue additional advertising contracts thorough contracts with other sites interested in our products.

Advertising/PR Campaign for DVD/VOD Movies at the 75% level ($350,000) will allow us to expand our marketing program into new markets. We will explore the marketability of our products in other markets and focus on the areas that according to our research will provide the best market for our products. We will also explore additional types of projects that would be considered attractive to our current market such as live streaming and virtual productions which allow real time viewing of expeditions.

Bigfoot Project Investments Inc. Operating Expenses at the 75% level ($65,000) will provide us the funds to pay hosting, bookkeeping, merchant account fees, storage fees and other periodic operating expenses. Management feels that the expenses related to normal operations will increase with the activity related to monitoring the expenditure categories and has increased the anticipated expense amount to allow for the expansion of these services such as bookkeeping on a full time basis.

Contingencies Less than 4% at the 75% level ($75,196) will provide us with a cushion for unexpected expenses such as additional expenses incurred from an extended expedition or other costs that are unusual or unexpected. As the funding level increases it is almost certain that items and expenses that have not occurred in the past will occur and have to be paid. Therefore, this category will become increasingly important as the company expands operations.

At the 100% funding level we will continue and finalize the Bigfoot 3D Movie Project and will entertain ideas for new production projects, we will again increase the level of production for the merchandise that is already market available and add the new productions to our marketing contracts. The number of expeditions for the collection of evidence and footage will be between nine and eleven depending on the costs for each expedition, we also anticipate signing additional advertising and marketing contracts for the new and existing productions, we will also satisfy the anticipated expenses related to the daily operations of the business.

Bosko DVD Costs at the 100% level ($132,600) will allow us to produce approximately over 200,000 DVDs for sale on the current markets, including the production of new DVDs as they are developed, expand to other markets and extend the current contract through 2020.

SFBI Expedition Projects at the 100% level ($113,805) will allow the Company to fund nine to eleven expeditions (depending on the locations) to investigate creature activity in areas where the creature has been sited. This level of funding will allow us to provide for full time expedition services allowing the team to be available for deployment as soon as a siting is verified. The expedition team will identify “sitings” that they feel deserve further investigation for the purpose of collecting evidence and footage for future film productions.

We expect the legal and accounting expenses to be consistent regardless of the level of funding that we experience. Our expected legal and accounting fees will result from the continued filing requirements for public companies. Included in these expenses are the annual audit, review of quarterly filings and legal advice on matters that arise from continued operations. In the event that these expenses increase the funds will be used from the Contingencies item budget.

Bigfoot 3D Movie Project at the 100% level ($400,000) will allow us to fully develop the concept of the production of a Bigfoot Movie that will be shot to produce a 3D film. This project has been thoroughly researched and management feels that it will be a welcome addition to our current film offerings. The script has been drafted and actors have expressed interest in performing in the production. This level of funding will allow us to select actors and fund the production of the movie from start to finish.

New Movie Projects at the 100% level ($600,000) will allow us to develop new documentary productions similar to the films already on the market. Management believes that new films will add to our portfolio and potentially add additional revenue. As additional films are produced we will market them with the current films as continuations of the documentaries we already have on the market. With the increased number of expeditions our video library will continue to expand. At this level of funding we expect that we will be able to add on or two new documentary films per year to our current lineup of films.

Distribution Contracts DVD/VOD Projects at the 100% level ($700,000) will allow us to extend our current advertising contract into 2020 and allow us to provide our current and additional products through virtual markets such as video streaming and additional development of our website. It will also allow us to pursue additional advertising contracts thorough contracts with other sites interested in our products. Management plans to add productions on a yearly basis by developing documentaries from the film footage obtained through the expeditions.

Advertising/PR Campaign for DVD/VOD Movies at the 100% level ($500,000) will allow us to expand our marketing program into new markets. We will explore the marketability of our products in other markets and focus on the areas that according to our research will provide the best market for our products. We will also explore and develop additional types of projects that would be considered attractive to our current market such as live streaming and virtual productions which allow real time viewing of expeditions.

Bigfoot Project Investments Inc. Operating Expenses at the 100% level ($75,000) will provide us the funds to pay hosting, bookkeeping, merchant account fees, storage fees and other periodic operating expenses. Management feels that the expenses related to normal operations will increase with the activity related to monitoring the expenditure categories and has increased the anticipated expense amount to allow for the expansion of these services such as bookkeeping on a full time basis.

Contingencies Less than 4% at the 100% level ($103,595) will provide us with a cushion for unexpected expenses such as additional expenses incurred from an extended expedition or other costs that are unusual or unexpected. As the funding level increases it is almost certain that items and expenses that have not occurred in the past will occur and have to be paid. Therefore, this category will become increasingly important as the company expands operations.

In the event that the selling and distribution of the DVD and promotional products we have available reaches a level that our daily anticipated expenses are met without the use of funds from this offering we will repay all funds that the shareholders have provided for the operations of the business and the funding of this offering.

Management plans to continue to produce and market the documentary products that have generated interest in the market place. With the additional funding that this offering will generate we plan to develop and expand our current projects at the levels previously specified. Management is confident that the new films planned will be favorably received by our current market base and new projects can be funded by the revenues generated from this operating plan.

As the operating plan starts generating revenue from the DVD and VOD sales, management plans to start an aggressive plan of debt reduction. It is management’s plan to satisfy all current debts as quickly as possible using only revenues from actual sales while still allowing the company to continue to expand operations and produce additional films and marketable products.

Exhibit 99.4

3.

We note your response to our prior comment 9 and reissue. It appears that Exhibit 99.4 only contains a listing of assets and terms. Please file a copy of the asset transfer agreement with Searching for Bigfoot Inc. or advise. Refer to Item 601(b)(2) of Regulations S-K.

Since there is no formal contract signed by both parties other than the promissory note I

am forwarding you the meeting minutes from both companies. We will discuss the   inclusion of these items in our next submission. We have fully disclosed all requirements and conditions of this agreement as specified in both meeting minutes and the promissory note.

We thank you for your continued prompt responses to the submissions and your guidance in their completeness and accuracy.

Very truly yours,

/s/ Sara L. Jenkins

Sara L. Jenkins

Controller

Bigfoot Project Investments, Inc.

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